Exhibit 99.3

Control Number:	Number of Shares:	Registered Shareholder:

Anbio Biotechnology

Friedrich-Ebert-Anlage 35-37, 60327

Frankfurt am Main, Germany

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders
To Be Held Immediately Following the Meeting of the Shareholders of the Class A Ordinary Shares

The Meeting Materials for the Extraordinary General Meeting of shareholders are available online at http://www.anbiobiotechnology.com. The undersigned hereby appoints Mr. Michael Lau as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Anbio Biotechnology (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, 6, 7 and 8.

Proposal 1

By a special resolution, subject to and conditional upon the passing of the resolutions set out in Proposal Two to Proposal Four and Proposal Six, to approve a reduction in the Company’s authorised share capital from (i) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 400,000,000 class A ordinary shares of a par value of US$0.0001 each and 100,000,000 class B ordinary shares of a par value of US$0.0001 each, to (ii) US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each (the “Class A Ordinary Shares”) and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each (the “Class B Ordinary Shares”), by way of reduction of the par value of each authorised share in the capital of the Company (including all issued shares) from US$0.0001 to US$0.000000001 (the “Share Capital Reduction”).

☐ For	☐ Against	☐ Abstain

Proposal 2	By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Three, Proposal Four and Proposal Six, and with effect immediately following the effectiveness of the Share Capital Reduction, to increase the Company’s authorised share capital from:

(i)	US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each, to

(ii)	US$3,000 divided into 3,000,000,000,000 shares of par value US$0.000000001 each, comprising of 800,000,000,000 Class A Ordinary Shares, 200,000,000,000 Class B Ordinary Shares, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each (the “Class C Ordinary Shares”) and 1,000,000,000,000 preference shares of par value US$0.000000001 each (the “Preference Shares”)

by the creation of 799,600,000,000 Class A Ordinary Shares of par value US$0.000000001 each, 199,900,000,000 Class B Ordinary Shares of par value US$0.000000001 each, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each, and 1,000,000,000,000 Preference Shares of par value US$0.000000001 each, each having the rights and restrictions set forth in the Restated M&A (as defined below) (the “Authorised Share Capital Increase”).

☐ For	☐ Against	☐ Abstain

Proposal 3	By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Two, Proposal Four and Proposal Six and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to approve an increase in the voting rights attaching to the Class B Ordinary Shares from fifty (50) votes per Class B Ordinary Share to five hundred (500) votes per Class B Ordinary Share as set forth in the Restated M&A (as defined below) (the “Increase in Class B Voting Rights”)

☐ For	☐ Against	☐ Abstain

Proposal 4	By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposals One to Three and Proposal Six and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to approve an alteration of the rights attaching to the Class B Ordinary Shares, such that each Class B Ordinary Share shall be convertible into Class A Ordinary Share(s) in accordance with the terms of the Restated M&A (the “Class B Conversion Rights”).

☐ For	☐ Against	☐ Abstain

Proposal 5	By an ordinary resolution, subject to and conditional upon all requisite class consents being obtained: (i) to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than ten-thousand (10,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company in its sole discretion within three years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed ten-thousand (10,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations; (ii) to authorise the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share; and (iii) to authorise the board of directors to, at their sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of each such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s) (the “Share Consolidation Authorisation”).

☐ For	☐ Against	☐ Abstain

Proposal 6	By a special resolution, subject to and conditional upon the passing of Proposals One, Two, Three and Four and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to adopt the second amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to, among other things: (i) reflect the Share Capital Reduction, the Authorised Share Capital Increase, the Increase in Class B Voting Rights, and the Class B Conversion Rights; (ii) increase threshold for requisitioning a meeting to shareholders holding a majority of the voting rights; (iii) add an exclusive forum and jurisdiction clause; (iv) add prior written notice requirement for directors to vacate their office upon resignation and termination of their terms, and (v) make other consequential and minor updates, and authorise the board of directors to do all other acts and things as the board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing(s) with the Registrar of Companies in the Cayman Islands (the “Adoption of the Restated M&A”).

☐ For	☐ Against	☐ Abstain

Proposal 7

By a special resolution, subject to and conditional upon the effectiveness of the first Share Consolidation implemented by the board of directors under Proposal Five, (a) to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation M&A”), being in the form of the Pre-Consolidation M&A, with amendments to the authorised share capital and par value descriptions to reflect the first Share Consolidation effected pursuant to Proposal Five; and (b) to authorise the Company’s registered office provider or other duly authorised representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post-Consolidation M&A with the Registrar of Companies in the Cayman Islands accordingly and authorise the board of directors to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Amendment And Restatement of M&A Following First Share Consolidation”).

☐ For	☐ Against	☐ Abstain

Proposal 8	By an ordinary resolution, to adjourn the EGM to a later date or dates for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the EGM to approve the proposals described above (the “Adjournment Proposal”).

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2026

_______________________________________________
Signature

_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).

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